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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                 SCHEDULE 14D-1
                        (Amendment No. 2/Final Amendment)
                                       and
                                  SCHEDULE 13D
                   TENDER OFFER STATEMENT PURSUANT TO SECTIONS
            13(d) AND 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                   ----------

                             O'SULLIVAN CORPORATION
                       (Name of Subject Company [Issuer])

                           TGC ACQUISITION CORPORATION
                                THE GEON COMPANY
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    688605104
                      (CUSIP Number of Class of Securities)

                                   ----------

                             Gregory L. Rutman, Esq.
                           TGC Acquisition Corporation
                              c/o The Geon Company
                                 One Geon Center
                           Avon Lake, Ohio 44012-0122
                            Telephone: (440) 930-1000
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                   copies to:
                              Roy L. Turnell, Esq.
                            Thompson Hine & Flory LLP
                                 3900 Key Center
                                127 Public Square
                           Cleveland, Ohio 44114-1216
                            Telephone: (216) 566-5500


                            CALCULATION OF FILING FEE
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     Transaction Valuation*                            Amount of Filing Fee
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       $194,725,130.25                                     $38,945.03
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*        For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $12.25 per share of an aggregate of 15,895,929 shares of common stock. The amount of the filing fee, calculated in accordance with Rule 0-11(d) promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders for the shares of the issuer.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid: $38,945.03    Filing party: TGC Acquisition
                                                             Corporation and
                                                             The Geon Company

         Form or registration no:              Date filed:   June 8, 1999
         Schedule 14D-1 Tender
         Offer Statement

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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         TGC Acquisition Corporation
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                            (b) [ ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         AF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Virginia
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7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,715,221 shares
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8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                     [ ]

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9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         87.9%
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10.      TYPE OF REPORTING PERSON

         CO
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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The Geon Company
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS

         BK, WC and SC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,715,221 shares
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8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                     [ ]

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9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         87.9%
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10.      TYPE OF REPORTING PERSON

         CO
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         TGC Acquisition Corporation (the "Purchaser"), a Virginia corporation and a wholly owned subsidiary of The Geon Company, a Delaware corporation ("Geon"), and Geon hereby amend and supplement their Schedule 14D-1 Tender
Offer Statement (the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of O'Sullivan Corporation, a Virginia corporation ("O'Sullivan"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Statement is also being filed on behalf of Geon and the Purchaser for purposes of Schedule 13D of the Securities Exchange Act of 1934, as amended. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-1 or the Offer to Purchase filed as Exhibit (a)(2) thereto.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 8, 1999, the Board of Directors of O'Sullivan approved a cash loan of up to $30 million from O'Sullivan to Geon, to be memorialized in a credit agreement and promissory note between O'Sullivan and Geon and bearing interest at a fluctuating annual rate equal to 1 1/2% below Citibank, N.A.'s base interest rate. Geon plans to use such funds to pay a portion of the costs incurred by Geon and the Purchaser in connection with the Offer and the Merger.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

         The Board of Directors of O'Sullivan has called a Special Meeting of Shareholders to be held on Monday, August 23, 1999. The Board has set July 19, 1999 as the record date for the Special Meeting of Shareholders. At the Special Meeting of Shareholders, the Purchaser will vote all of the Shares acquired by it pursuant to the Offer in favor of the Merger, which will be sufficient to approve the Merger under Virginia law and O'Sullivan's Amended and Restated Articles of Incorporation, as amended, without the vote of any other shareholder.

         On July 8, 1999, pursuant to the Merger Agreement, O'Sullivan caused nine of the eleven members of its Board of Directors (C. Hugh Bloom, Jr., John
C. O. Bryant, Robert L. Burrus, Jr., Max C. Chapman, Jr., James T. Holland, R. Michael McCullough, Stephen P. Munn, Timothy J. Sandker and Leighton W. Smith, Jr.) to resign and seven designees of the Purchaser (William F. Patient, Thomas
A. Waltermire, Donald P. Knechtges, V. Lance Mitchell, Gregory L. Rutman, W. David Wilson and John L. Rastetter) to be elected to the Board of Directors. Arthur H Bryant II and John S. Campbell will serve as Continuing Directors of O'Sullivan.

         On July 8, 1999, the Board of Directors of O'Sullivan caused the following persons to be elected to the indicated offices of O'Sullivan: Thomas
A. Waltermire (Chairman of the Board); John S. Campbell (President and Chief Executive Officer); C. Bryant Nickerson (Chief Financial Officer, Assistant Treasurer and Assistant Secretary); Gregory L. Rutman (Vice President, General Counsel, Secretary and Assistant Treasurer); Jean M. Miklosko (Treasurer); Charles P. Dylag (Director of Tax Administration); Gregory P. Smith (Assistant Treasurer); and Woodrow W. Ban (Assistant Secretary).


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The Offer expired at 12:00 midnight, Eastern Daylight Saving Time, on Wednesday, July 7, 1999. According to the Depositary, a total of 13,715,221 Shares were tendered pursuant to the Offer. All properly tendered Shares were purchased by the Purchaser as of the close of the Offer in accordance with the terms of the Offer. The Shares tendered and purchased constitute approximately 87.9% of the outstanding Shares.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Amended Press Release, dated June 2, 1999.
(a)(10)  Press Release, dated July 8, 1999.






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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: July 13, 1999                     TGC ACQUISITION CORPORATION


                                         By: /s/ GREGORY L. RUTMAN
                                            ------------------------------------
                                         Name: Gregory L. Rutman
                                         Title: Vice President, General Counsel,
                                         Secretary and Treasurer


                                         THE GEON COMPANY


                                         By: /s/ GREGORY L. RUTMAN
                                            ------------------------------------
                                         Name: Gregory L. Rutman
                                         Title: Vice President, General Counsel,
                                         Secretary and Assistant Treasurer





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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                            EXHIBIT NAME
------                            ------------

(a)(1)            Amended Press Release, dated June 2, 1999.
(a)(10)           Press Release, dated July 8, 1999.